UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 15, 2023

BBX CAPITAL, INC.

(Exact name of registrant as specified in its charter)

Florida	000-56177	82-4669146
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

201 East Las Olas Boulevard, Suite 1900 Fort Lauderdale, Florida	33301
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 954-940-4900

Not applicable

(Former name or former address, if changed since last report.)

Securities registered pursuant to Section 12(b) of the Act: None

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 8.01 Other Events.

On November 15, 2023, BBX Capital, Inc. issued a press release announcing that it intends to commence within five business days a cash tender offer to purchase up to 500,000 shares of its Class A Common Stock at a purchase price of $8.00 per share. A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

99.1	Press release dated November 15, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2023
BBX Capital, Inc.

By:	/s/ Brett Sheppard
Brett Sheppard
Chief Financial Officer

Exhibit 99.1

BBX Capital Announces Intention to Commence a Cash Tender Offer

for Shares of its Class A Common Stock

FORT LAUDERDALE, Florida – November 15, 2023 — BBX Capital, Inc. (OTCQX: BBXIA) (PINK: BBXIB) (the “Company”) announced today that it intends to commence a cash tender offer to purchase up to 500,000 shares of its Class A Common Stock at a purchase price of $8.00 per share. The closing price of the Company’s Class A Common Stock on November 14, 2023 was $7.75 per share.

If the tender offer is commenced and completed, the total purchase price for the shares proposed to be purchased would be $4,000,000. If more than 500,000 shares are tendered in the tender offer, then, subject to the terms and conditions of the tender offer, the Company will purchase shares from shareholders who properly tender shares on a pro rata basis based on the aggregate number of shares tendered.

The terms and conditions of the tender offer will be described in an offer to purchase and related letter of transmittal that will be mailed to the Company’s shareholders shortly after commencement of the tender offer. The tender offer will be subject to certain conditions described in the offer to purchase. The Company currently anticipates commencing the tender offer within five business days. The tender offer will be held open for at least twenty business days following its commencement. To be valid, tenders of shares must be made prior to the expiration of the tender offer period and otherwise in accordance with the instructions for tendering shares to be set forth in the offer to purchase and related letter of transmittal.

None of the Company or its Board of Directors, the Information Agent for the tender offer or the Depositary for the tender offer will make any recommendation to shareholders as to whether to tender or refrain from tendering their shares in the tender offer. Shareholders must make their own decision as to how many shares they will tender, if any.

Important Information About the Tender Offer

The Company has not yet commenced the tender offer referred to in this press release. This press release does not constitute an offer to buy or solicitation of an offer to sell any securities. This press release is for informational purposes only. The offer to purchase the shares of the Company’s Class A Common Stock and the solicitation of the shares will be made only pursuant to the offer to purchase and related letter of transmittal, which are expected to be mailed to the Company’s shareholders shortly after commencement of the tender offer. The Company’s shareholders should read those materials and the documents incorporated therein by reference carefully when they become available because they will contain important information, including the various terms and conditions of the tender offer. If the tender offer is commenced, the Company will also file a Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) with the Securities and Exchange Commission (the “SEC”), which will include as exhibits, among other things, the offer to purchase and related letter of transmittal and other tender offer materials. The Tender Offer Statement, including the offer to purchase and related letter of transmittal and other tender offer materials, will be available free of charge on the SEC’s website at www.sec.gov and on the Company’s website at www.bbxcapital.com. The Company’s other public filings with the SEC, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, are also available free of charge on the SEC’s website at www.sec.gov and on the Company’s website at www.bbxcapital.com. When available, the Company’s shareholders may also obtain the offer to purchase, letter of transmittal and other related materials in connection with the tender offer by contacting MacKenzie Partners, Inc., the Information Agent for the tender offer, toll-free at (800) 322-2885. The Company’s shareholders are urged to carefully read these materials prior to making any decision with respect to the tender offer.

About BBX Capital, Inc.: BBX Capital, Inc. (OTCQX: BBXIA) (PINK: BBXIB) is a Florida-based diversified holding company whose principal holdings include BBX Capital Real Estate, BBX Sweet Holdings, and Renin. For additional information, please visit www.bbxcapital.com.

BBX Capital, Inc. Contact Info:

Investor Relations Contact:

Sharon Stennett

P: 954-940-5300

Email: investorrelations@BBXCapital.com

Media Relations Contact:

Kip Hunter, Kip Hunter Marketing

P: 954-303-5551

Email: kip@kiphuntermarketing.com

# # #

This press release contains forward-looking statements, including those within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on current expectations and information and involve a number of risks and uncertainties. Actual results, performance, or achievements could differ materially from those contemplated, expressed, or implied by the forward-looking statements contained herein. Risks and uncertainties include, but are not limited to, those relating to the contemplated tender offer described in this press release, including that the Company may determine not to proceed with the tender offer if events or circumstances occur that would, in the Company’s discretion, make it inadvisable to proceed with the tender offer, uncertainty about the timing of the tender offer, that, if the tender offer is commenced, the conditions to closing the tender offer may not be satisfied or, to the extent permitted by applicable law, may be waived by the Company’s Board of Directors in its sole discretion, uncertainties as to the amount of shares that will be tendered and purchased in the tender offer, and risks relating to the price and liquidity of the Company’s Class A Common Stock. Reference is also made to the risks and uncertainties detailed in reports filed by the Company with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2022 (including the “Risk Factors” section thereof) and subsequent Quarterly Reports on Form 10-Q, each of which may be viewed on the SEC’s website at www.sec.gov and on the Company’s website at www.bbxcapital.com. The Company cautions that the foregoing factors are not exclusive. Readers should not place undue reliance on any forward-looking statement, which speaks only as of the date made. In addition, past performance may not be indicative of future results.